Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. PROVIDES 2025 GUIDANCE WITH A FORECASTED INCREASE OF MORE THAN 35 PERCENT TO ADJUSTED EBITDA AND MORE THAN 38 PERCENT TO AVERAGE PRODUCTION OVER 2024 GUIDANCE

Thousand Oaks, CALIFORNIA, January 14, 2025 – Kolibri Global Energy Inc. (the “Company” or “Kolibri”) (TSX: KEI, NASDAQ: KGEI) is providing 2025 guidance for its Tishomingo field in Oklahoma.

The Company is providing its forecasted guidance for 2025 as follows:

	2025 Forecast	% Increase from 2024 Guidance Range

Average production	4,500 to 5,100 boepd	38% to 40%
Revenue(1)	US$75 million to US$89 million	32% to 44%
Adjusted EBITDA(2)	US$58 million to US$71 million	35% to 48%
Capital expenditures	US$48 million to US$53 million
Net Debt at year end	US$25 million to US$30 million
Debt to EBITDA Ratio	Below 1.0

(1)	Assumptions include forecasted pricing for 2025 of WTI US$70/bbl, US$2.60 Henry Hub, and NGL pricing of US$28/boe and includes the impact of the Company’s existing hedges.

(2)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this news release

The strategy of the Company for 2025 is to further build on the success we have had for the last few years. This includes continuing cash flow growth, developing the Company’s reserves, returning capital to shareholders, and testing the economics of nonproven areas.

Based on the successful results of our first three 1.5-mile laterals, we have designed a new full field development plan consisting mainly of 1.5 and 2-mile laterals. The Company’s current plan anticipates bringing nine wells on production this year. Kolibri plans to drill and complete four 1.5-mile lateral wells (100 percent working interest) from one pad in the second quarter, drill two additional 1.5-mile lateral wells in the second half of the year (99.9 percent working interest), and then fracture stimulate these wells together with the two 1-mile lateral Velin wells (96.7 percent working interest) that the Company had previously drilled.

The ninth planned well, the Forguson 17-20-3H well, will be drilled to test the economics of the Caney Formation on the Company’s eastern acreage. Kolibri will operate and have a 46% working interest in this well, as a large integrated oil company has elected to participate and is expected to be drilled late in the 2nd quarter. The Caney target on the eastern side has similar characteristics and thickness as in the heart of Kolibri’s proved acreage in the main part of the field, except that it is shallower.

Kolibri has approximately 3,000 net acres on its east side acreage. All of the eastern acreage is currently classified as contingent resources by Kolibri’s independent reservoir engineering firm, as no well has been completed in the Caney on this acreage. If the Forguson well proves to be economic, in addition to adding cash flow, it can lead to many additional development locations for the Company.

Wolf Regener, President and CEO, commented, “We are excited to forecast another strong year of growth in 2025, which builds upon the tremendous growth we have already experienced in the last three years. The average production, revenue, and adjusted EBITDA guidance for 2025 again show significant growth from the 2024 forecast numbers, even with a US$70 WTI price assumption. The Company intends to continue repurchasing shares and has, to date, repurchased approximately 280,000 shares.

“The Company’s strong balance sheet and our conservative price forecast allows us the ability to adjust the timing of the wells planned for the second half of 2025 based on the price of oil and the performance of the wells.

“I am also looking forward to testing the economics of our east side acreage as a successful Forguson well would add additional drilling locations and reserves. A successful drilling campaign on the east side acreage could add significant additional shareholder value.

“I’m very proud of our team’s execution this past year. Our 1.5-mile lateral wells were drilled safely and quickly with an estimated all-in well cost averaging less than US$6.3 million per well. In addition, the wells we drilled in 2024 were almost all classified as possible locations by our independent reservoir engineering firm on our year end 2023 reserve report. We are looking forward to the new reserve report, which will incorporate the wells we drilled, including the longer laterals, and which we anticipate will lead to increases in our reserves value.”

NON-GAAP MEASURES

Adjusted EBITDA is not a measure recognized under Canadian Generally Accepted Accounting Principles (“GAAP”) and does not have any standardized meaning prescribed by IFRS. Management of the Company believes that Adjusted EBITDA is relevant for evaluating returns on the Company’s project as well as the performance of the enterprise as a whole. Adjusted EBITDA may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures as reported by such organizations. Adjusted EBITDA should not be construed as an alternative to net income, cash flows related to operating activities, working capital, or other financial measures determined in accordance with IFRS as an indicator of the Company’s performance.

An explanation of how Adjusted EBITDA provides useful information to an investor and the purposes for which the Company’s management uses Adjusted EBITDA is set out in the management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Company’s profile at www.sedarplus.ca and is incorporated by reference into this news release.

Adjusted EBITDA is calculated as net income before interest, taxes, depletion and depreciation and other non-cash and non-operating gains and losses. The Company considers this a key measure as it demonstrates its ability to generate cash from operations necessary for future growth excluding non-cash items, gains and losses that are not part of the normal operations of the Company and financing costs. The following is the reconciliation of the non-GAAP measure Adjusted EBITDA:

(US $000)	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Net income	5,066	2,319	12,472	14,483
Income tax expense	1,646	-	4,288	-
Depletion and depreciation expense	3,611	3,790	11,205	11,503
Accretion expense	46	40	135	129
Interest expense	839	651	2,567	1,511
Unrealized (gain) loss on commodity contracts	(1,341)	2,579	(871)	412
Stock based compensation	268	157	807	531
Other income	-	(1)	(60)	(2)
Foreign currency (gain) loss	1	1	3	11

Adjusted EBITDA	10,136	9,536	30,546	28,578

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613
Email: wregener@kolibrienergy.com
Website: www.kolibrienergy.com

Product Type Disclosure

This news release includes references to sales volumes of “oil”, “natural gas”, and “barrels of oil equivalent” or “BOEs”. “Oil” refers to light crude oil and medium crude oil combined, and “natural gas” refers to shale gas, in each case as defined by NI 51-101. Production from our wells, primarily disclosed in this news release in BOEs, consists of mainly oil and associated wet gas. The wet gas is delivered via gathering system and then pipelines to processing plants where it is treated and sold as natural gas and NGLs.

Cautionary Statements

In this news release and the Company’s other public disclosure: The references to barrels of oil equivalent (“Boes”) reflect natural gas, natural gas liquids and oil. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

Readers should be aware that references to initial production rates and other short-term production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery. Readers are referred to the full description of the results of the Company’s December 31, 2023 independent reserves evaluation and other oil and gas information contained in its Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2023, which can be accessed electronically from the SEDAR website at www.sedarplus.ca.

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the timing of and expected results from planned wells development, projected average production, revenue and Adjusted EBITDA for 2025, projected total capital expenditures, net debt and debt to Adjusted EBITDA ratio for 2025, the Company’s strategy for 2025, returning capital to shareholders in 2025, the addition of significant additional reserves and adding more shareholder value. Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including forecasted pricing in 2025 of WTI US $70/bbl, US $2.60 Henry Hub and NGL pricing of US $28/boe that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the Company will continue to be able to access sufficient capital through cash flow, debt, financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays, labor or contract disputes or shortages of equipment, labor or materials are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedar.com, any of which could result in delays, cessation in planned work or loss of one or more leases and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

Caution Regarding Future-Oriented Financial Information and Financial Outlook

This news release may contain information deemed to be “future-oriented financial information” or a “financial outlook” (collectively, “FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above under “Caution Regarding Forward-Looking Information”. The actual results of operations of the Company and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. FOFI contained in this news release was made as of the date of this news release and the Company disclaims any intention or obligations to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.